UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

DreamWorks Animation SKG, Inc.
(Name of Issuer)
Class A Common Stock (par value $.01 per share)
(Title of Class of Securities)
26153 10 3
(CUSIP Number)

December 31, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☐ ☒	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26153 10 3	Page 2 of 15 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSON JEFFREY KATZENBERG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER 18,232,128 (1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 18,232,128 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,232,128 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.6% (2)

12	TYPE OF REPORTING PERSON IN

CUSIP No. 26153 10 3	Page 3 of 15 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSON M&J K B LIMITED PARTNERSHIP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER 18,232,128 (1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 18,232,128 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,232,128 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.6% (2)

12	TYPE OF REPORTING PERSON PN

CUSIP No. 26153 10 3	Page 4 of 15 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSON M&J K DREAM LIMITED PARTNERSHIP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER 18,232,128 (1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 18,232,128 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,232,128 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.6% (2)

12	TYPE OF REPORTING PERSON PN

CUSIP No. 26153 10 3	Page 5 of 15 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSON M&J K DREAM CORP.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER 18,232,128 (1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 18,232,128 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,232,128 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.6% (2)

12	TYPE OF REPORTING PERSON CO

CUSIP No. 26153 10 3	Page 6 of 15 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSON THE JK ANNUITY TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER 18,232,128 (1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 18,232,128 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,232,128 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.6% (2)

12	TYPE OF REPORTING PERSON OO

CUSIP No. 26153 10 3	Page 7 of 15 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSON THE MK ANNUITY TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER 18,232,128 (1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 18,232,128 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,232,128 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.6% (2)

12	TYPE OF REPORTING PERSON OO

CUSIP No. 26153 10 3	Page 8 of 15 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSON THE KATZENBERG 1994 IRREVOCABLE TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER 18,232,128 (1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 18,232,128 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,232,128 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.6% (2)

12	TYPE OF REPORTING PERSON OO

CUSIP No. 26153 10 3	Page 9 of 15 Pages

SCHEDULE 13G

(1) Mr. Katzenberg and entities controlled by him (including M&J K Dream Limited Partnership (“M&J K Dream”), M&J K B Limited Partnership (“M&J K B”), M&J K Dream Corp., The JK Annuity Trust, The MK Annuity Trust, and Katzenberg 1994 Irrevocable Trust (such entities, together with Mr. Katzenberg, being herein referred to as the “Katzenberg Stockholders”)) are parties to two separate stockholder agreements governing the voting and disposition of all shares of common stock of DreamWorks Animation SKG, Inc. (the “Company”) held of record by the respective parties thereto and certain entities controlled by them. These stockholder agreements are (i) the Stockholder Agreement, dated as of October 27, 2004 (the “Vulcan Stockholder Agreement”), among the Company, DWA Escrow LLLP (“DWA Escrow”), which was dissolved on December 28, 2007, the Katzenberg Stockholders (other than M&J K Dream Corp.), DG-DW, L.P. (“DG-DW”), DW Investment II, Inc. (“DWI II”), David Geffen and Paul Allen; and (ii) the Stockholder Agreement, dated as of October 27, 2004 (the “Class B Stockholder Agreement”), among DWA Escrow, the Katzenberg Stockholders, DG-DW, and David Geffen.

The aggregate share number indicated above reflects the total of the number of shares of the Company's common stock held of record by (i) each of the parties to the Vulcan Stockholder Agreement, and (ii) each of the parties to the Class B Stockholder Agreement. The total of 18,232,128 shares includes:

•	618,571 shares of Class A Restricted Stock, 373,000 shares of Class A Common Stock and 7,838,731 shares of Class B Common Stock held of record by Jeffrey Katzenberg, M&J K B and M&J K Dream;
•	16,000 shares of Class A Common Stock and 5,145,730 shares of Class B Common Stock held of record by David Geffen, DG-DW and DG-DW, Inc.(the general partner of DG-DW); and
•	4,240,096 shares of Class A Common Stock held of record by DWI II, an entity controlled by Paul Allen.

The Katzenberg Stockholders expressly disclaim beneficial ownership of all shares of the Company's common stock owned by all other parties to the Vulcan Stockholder Agreement and the Class B Stockholder Agreement, and the inclusion of such shares in this report shall not be deemed an admission of beneficial ownership of any of the reported shares for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose.

(2) Based on 84,326,626 shares of Class A Common Stock outstanding per the Company’s Form 10-Q for the quarterly period ended September 30, 2007. In addition, for purposes of this calculation, the aggregate of 12,984,461 shares of Class B Common Stock held of record by M&J K B, M&J K Dream and DG-DW have been deemed to be outstanding shares of Class A Common Stock in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934. Shares of Class B Common Stock are immediately convertible into shares of Class A Common Stock on a one-for-one basis and do not expire.

CUSIP No. 26153 10 3	Page 10 of 15 Pages

SCHEDULE 13G

Item 1(a).	Name of Issuer:

DREAMWORKS ANIMATION SKG, INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1000 FLOWER STREET

GLENDALE, CA 91201

Item 2(a).	Name of Persons Filing:

JEFFREY KATZENBERG

M&J K DREAM LIMITED PARTNERSHIP

M&J K B LIMITED PARTNERSHIP

M&J K DREAM CORP.

THE JK ANNUITY TRUST

THE MK ANNUITY TRUST

KATZENBERG 1994 IRREVOCABLE TRUST

Item 2(b).	Address of Principal Business Office or, if none, Residence:

JEFFREY KATZENBERG

C/O M&J K DREAM LIMITED PARTNERSHIP

1000 FLOWER STREET

GLENDALE, CA 91201

M&J K DREAM LIMITED PARTNERSHIP

1000 FLOWER STREET

GLENDALE, CA 91201

ATTN: JEFFREY KATZENBERG

M&J K B LIMITED PARTNERSHIP

C/O M&J K DREAM LIMITED PARTNERSHIP

1000 FLOWER STREET

GLENDALE, CA 91201

ATTN: JEFFREY KATZENBERG

M&J K DREAM CORP.

C/O M&J K DREAM LIMITED PARTNERSHIP

1000 FLOWER STREET

GLENDALE, CA 91201

ATTN: JEFFREY KATZENBERG

THE JK ANNUITY TRUST

C/O M&J K DREAM LIMITED PARTNERSHIP

1000 FLOWER STREET

GLENDALE, CA 91201

ATTN: JEFFREY KATZENBERG

CUSIP No. 26153 10 3	Page 11 of 15 Pages

SCHEDULE 13G

THE MK ANNUITY TRUST

C/O M&J K DREAM LIMITED PARTNERSHIP

1000 FLOWER STREET

GLENDALE, CA 91201

ATTN: JEFFREY KATZENBERG

KATZENBERG 1994 IRREVOCABLE TRUST

C/O M&J K DREAM LIMITED PARTNERSHIP

1000 FLOWER STREET

GLENDALE, CA 91201

ATTN: JEFFREY KATZENBERG

Item 2(c).	Citizenship:

JEFFREY KATZENBERG – U.S.A.

M&J K DREAM LIMITED PARTNERSHIP – DELAWARE

M&J K B LIMITED PARTNERSHIP – DELAWARE

M&J K DREAM CORP. – DELAWARE

THE JK ANNUITY TRUST – CALIFORNIA

THE MK ANNUITY TRUST – CALIFORNIA

KATZENBERG 1994 IRREVOCABLE TRUST –

CALIFORNIA

Item 2(d).	Title of Class of Securities:

CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE

Item 2(e).	CUSIP Number:

26153 10 3

Item 3.	NOT APPLICABLE. THIS SCHEDULE 13G IS FILED

                                                       PURSUANT TO RULE 13D-1(D).

Item 4.	Ownership:

For each Reporting Person:

(a).	Amount beneficially owned:

SEE THE RESPONSE TO ITEM 9 ON THE ATTACHED COVER PAGE.

CUSIP No. 26153 10 3	Page 12 of 15 Pages

SCHEDULE 13G

(b).	Percent of Class:

SEE THE RESPONSE TO ITEM 11 ON THE ATTACHED COVER PAGE.

(c).	Number of shares as to which such person has:

(i).               Sole power to vote or to direct the vote: SEE THE RESPONSE TO ITEM 5 ON THE ATTACHED COVER PAGE.

(ii).              Shared power to vote or to direct the vote: SEE THE RESPONSE TO ITEM 6 ON THE ATTACHED COVER PAGE.

(iii).             Sole power to dispose or to direct the disposition of: SEE THE RESPONSE TO ITEM 7 ON THE ATTACHED COVER PAGE.

(iv).             Shared power to dispose or to direct the disposition of: SEE THE RESPONSE TO ITEM 8 ON THE ATTACHED COVER PAGE.

Item 5.	Ownership of Five Percent or Less of a Class

IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group

THE FOLLOWING SHAREHOLDERS ARE MEMBERS OF A GROUP BASED ON VOTING AND DISPOSITION ARRANGEMENTS IN A STOCKHOLDER AGREEMENT (THE “VULCAN STOCKHOLDER AGREEMENT”), DATED AS OF OCTOBER 27, 2004:

CUSIP No. 26153 10 3	Page 13 of 15 Pages

SCHEDULE 13G

JEFFREY KATZENBERG

M&J K DREAM LIMITED PARTNERSHIP

M&J K B LIMITED PARTNERSHIP

THE JK ANNUITY TRUST

THE MK ANNUITY TRUST

KATZENBERG 1994 IRREVOCABLE TRUST

DAVID GEFFEN

DG-DW, L.P.

PAUL ALLEN

DW INVESTMENT II, INC.

THE FOLLOWING SHAREHOLDERS ARE MEMBERS OF A GROUP BASED ON VOTING AND DISPOSITION ARRANGEMENTS IN A STOCKHOLDER AGREEMENT (THE “CLASS B STOCKHOLDER AGREEMENT”), DATED AS OF OCTOBER 27, 2004:

JEFFREY KATZENBERG

M&J K DREAM LIMITED PARTNERSHIP

M&J K B LIMITED PARTNERSHIP

THE JK ANNUITY TRUST

THE MK ANNUITY TRUST

KATZENBERG 1994 IRREVOCABLE TRUST

DAVID GEFFEN

DG-DW, L.P.

Item 9.	Notice of Dissolution of Group

NOT APPLICABLE

Item 10.	Certifications

NOT APPLICABLE

CUSIP No. 26153 10 3	Page 14 of 15 Pages

SCHEDULE 13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

JEFFREY KATZENBERG,
/s/ Jeffrey Katzenberg
Name: Jeffrey Katzenberg

M&J K B LIMITED PARTNERSHIP,
By:	/s/ Jeffrey Katzenberg
Name: Jeffrey Katzenberg

M&J K DREAM LIMITED PARTNERSHIP,
By:	/s/ Michael Rutman
Name: Michael Rutman Title: Vice President

M&J K DREAM CORP.,
By:	/s/ Michael Rutman
Name: Michael Rutman Title: Vice President

CUSIP No. 26153 10 3	Page 15 of 15 Pages

SCHEDULE 13G

THE JK ANNUITY TRUST,
By:	/s/ Jeffrey Katzenberg
Name: Jeffrey Katzenberg Title: Trustee

THE MK ANNUITY TRUST,
By:	/s/ Jeffrey Katzenberg
Name: Jeffrey Katzenberg Title: Trustee

KATZENBERG 1994 IRREVOCABLE TRUST,
By:	/s/ Michael Rutman
Name: Michael Rutman Title: Trustee